**ANFIELD SUJIR KENNEDY & DURNO**

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877



REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248



March 11, 2003

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs/Mesdames:

**Re: BioMS Medical Corp. (the "Issuer")**
**Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934**
**Your File No. 82-3468-9**

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:



| INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i) | WHEN IT IS REQUIRED TO BE MADE PUBLIC | BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS |
|---|---|---|

1. Information which the Issuer has made or is required to make public since November 25, 2002 (date of most recent submission) pursuant to the laws of Canada:

| | | |
|---|---|---|
| a. news releases | immediately | Issuer |

i. November 29, 2002
ii. December 4, 2002
iii. December 5, 2002
iv. December 19, 2002
v. January 13, 2003
vi. February 12, 2003
vii. March 6, 2003

| INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i) | | WHEN IT IS REQUIRED TO BE MADE PUBLIC | BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS |
|---|---|---|---|
| b. | Form 45-102F2 Qualifying Issuer Certificate pursuant to Multilateral Instrument 45-102<br>i. January 7, 2003<br>ii. January 13, 2003 | on or before the tenth day after the distribution date | Issuer |
| c. | unaudited interim financial statements for the period ended, together with Management Discussion and Analysis:<br>i. September 30, 2002 | within 60 days from the day to which it is made up | Issuer |

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

   a. the same information as referred to in items 1.a and 1.c above

3. Materials which the Issuer has distributed or is required to distribute to its security holders:

   a. the same information as referred to in item 1.c above

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

**ANFIELD SUJIR KENNEDY & DURNO**

per:

Michael Kennedy

MK/ro
Enclosures

**Exemption # 82-34689**
**Rule 12g3-2(b)**
Securities Exchange Act of 1934
BioMS Medical Corp.

**BIOMS MEDICAL CORP.**
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791



For Immediate Release

Toronto Stock Exchange Symbol: MS

# BIOMS MEDICAL REPORTS THIRD QUARTER 2002 FINANCIAL RESULTS

*EDMONTON, Nov. 29, 2002* - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), announced today its financial and operational results for the third quarter ended September 30, 2002.

**Highlights for the quarter included:**

- Acquiring the exclusive worldwide license for a new platform technology from the University of Alberta
- The creation of a new Emerging Technologies Division, headed by Mr. Richard Brown, Vice-President, to oversee the development of newly acquired technologies
- Graduation to the Toronto Stock Exchange (TSX)

"In addition to gaining compelling new opportunities, we continue to advance our lead product, MBP8298, for the treatment of MS," said Mr. Clifford Giese, Chairman of BioMS Medical. "All of the data from our Phase II trial for MBP8298 has now been collected and processed for submission to peer-reviewed journals. We look forward to announcing the complete results of this trial once this work has been published."

MBP8298, the Company's lead product, is a novel therapeutic peptide for the treatment of multiple sclerosis. BioMS continues to consult with experienced clinical trial investigators in designing its clinical plan for regulatory approval of MBP8298. The Company anticipates patient enrolment for the next clinical trial to begin in early 2003.

## Financial Highlights

On September 4, 2002, BioMS graduated to the Toronto Stock Exchange (TSX), with its common shares trading under the symbol "MS".

The consolidated net loss for the nine months ended September 30, 2002 was $5.3 million or ($0.11) per share compared with a consolidated net loss of $3.5 million or ($0.30) per share for the same period in 2001. The loss for the three months ended September 30, 2001, was $1.8 million or ($0.04) per share as compared to $0.7 million or ($0.02) per share for the three months ended September 30, 2001. The increased loss in the three-month and nine month periods arises primarily from additional investment in research and development related to MBP8298.

The Company reported interest revenue of $386,119 for the nine-month period ended September 30, 2002 compared to $351,619 for the corresponding period in 2001. Interest revenue for the three-month period ended September 30, 2002 was $145,816 compared to $102,312 for the corresponding period in 2001. The Company expects that interest income will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Total consolidated expenses for the nine months ended September 30, 2002 were $5,671,970 compared with $3,857,291 September 30, 2001. Expenses for the three-month period ended September 30, 2002 were $1,909,683 compared to $659,907 for the corresponding period in 2001. The largest expense was planned expenditure relating to the continued development of MBP8298.

As at September 30, 2002 cash and short-term investments totalled $21.8 million, as compared to $25.8 million at December 31, 2001. At September 30, 2002, the Company remained well financed with working capital of $21 million, which is sufficient for the Company to meet its ongoing obligations.

**Operational Highlights**

In September, the Company licensed a new platform technology from the University of Alberta that involves a method for mobilizing hematopoetic cells in humans. Mobilizing hematopoetic cells from bone marrow and other tissues has a multitude of potential uses such as a treatment for cancer, and as a means to reduce the length and severity of side effects arising from other treatments for cancer. It may also have applications in other disease indications, in organ transplants, anemia, and potentially in new therapies for osteoporosis, asthma and infertility. The technology is a development stage product that has undergone pre-clinical testing, as well as preliminary human clinical testing, which suggested the technology is safe and well tolerated.

BioMS also announced the creation of its Emerging Technologies Division, to capitalize on the core management expertise originally assembled for the multiple sclerosis project. This division will be responsible for the development of the hematopoetic cell mobilization technology, and for the future licensing and development of additional novel technologies from the Canadian research community. The Company appointed Mr. Richard Brown as Vice- President of the new Division. Mr. Brown also serves as the Director of Corporate Development of BioMS.

**About BioMS Medical Corp.**

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has also licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com. This news release contains certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

**For further information please contact:**

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS
MEDICAL™

**FOR IMMEDIATE RELEASE**

**TSX: MS**

# BIOMS MEDICAL REPORTS PROGRESS ON PARTNERING INITIATIVE FOR LEAD MS PRODUCT

**Edmonton, Alberta, December 04, 2002** – BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), announced today it intends to conduct preliminary meetings with bio-pharmaceutical companies who havé contacted the Company on an unsolicited basis in regard to its lead product for the treatment of MS, MBP8298.

"We are pleased with the rapid progress made on the business development front," said Kevin Giese, President of BioMS. "Obtaining a suitable partner for MBP8298 could accelerate the development and commercialization of this important therapeutic."

The Company recently retained Deloitte & Touche, who will advise BioMS in the process of evaluating and managing discussions with companies that have expressed interest in MBP8298.

MBP8298 is based on 26 years of research and has completed Phase I and Phase II human clinical trials for secondary and primary progressive MS. The trials have indicated that MBP8298 is safe, lowers MS associated anti-body levels in a high percentage of patients, and has the potential to effect clinical progression in a positive manner. To date, there is a lack of approved products for secondary and primary progressive MS. BioMS Medical is committed to conducting the next Canadian trials for MBP8298, pending regulatory approval, with expected commencement in 2003.

**About BioMS Medical Corp.**
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

**Exemption # 82-34689**
**Rule 12g3-2(b)**
Securities Exchange Act of 1934
BioMS Medical Corp.

**BIOMS MEDICAL CORP.**
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

For Immediate Release | Toronto Stock Exchange Symbol: MS

## BIOMS MEDICAL COMPLETES PRIVATE PLACEMENT

EDMONTON, AB, December 5, 2002 - BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), announced that subject to regulatory approval, it has arranged a private placement of 150,000 Class "A" common shares at a price of $4.10 per share for gross proceeds of $615,000. The proceeds from the private placement will be utilized for general purposes.

**About BioMS Medical Corp.**

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.*

**For further information please contact:**

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

**Exemption # 82-34689**
**Rule 12g3-2(b)**
Securities Exchange Act of 1934
BioMS Medical Corp.

**BIOMS MEDICAL CORP.**
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

For Immediate Release

Toronto Stock Exchange Symbol: MS

**BIOMS MEDICAL STRENGTHENS PATENT PORTFOLIO**

Lead MS Therapeutic, MBP8298, Issued Patents in Seven Countries

**EDMONTON, AB, December 19, 2002** - BioMS Medical Corp (TSX:MS), a leading developer in the treatment of multiple sclerosis, today announced that the University of Alberta has received additional patents for MBP8298 in seven countries including Austria, Denmark, Germany, France, Luxembourg, Norway and Romania. BioMS Medical, through a subsidiary, licenses these patents on an exclusive worldwide basis from the University. These patents cover the use of the Company's MBP8298 synthetic peptide technology, which has undergone Phase I and II human clinical trials since 1992 for the treatment of multiple sclerosis.

"The issuance of these patents provides further recognition of the proprietary position of MBP8298. They are valuable additions to our large portfolio of patents for this promising therapeutic," said Kevin Giese, President of BioMS Medical.

In total, 30 patents for MBP8298 have been granted to the University of Alberta in 23 countries worldwide: three patents issued in the United States; four patents in New Zealand; two in the Russian Federation; and one patent in each of the United Kingdom, Australia, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary, Poland, Slovakia, Canada, Austria, Denmark, Germany, France, Luxembourg, Norway and Romania.

**About BioMS Medical Corp.**

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.*

**For further information please contact:**

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

**BIOMS MEDICAL CORP.**
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

For Immediate Release

Toronto Stock Exchange Symbol: MS

# BIOMS MEDICAL RECEIVES $2.6 MILLION FROM EXERCISE OF WARRANTS

EDMONTON, January 13, 2003 - BioMS Medical Corp (TSX:MS), a leading developer in the treatment of multiple sclerosis, today announced that it has received proceeds of $2,635,008 from the exercise of approximately 658,700 share purchase warrants.

"We are pleased by this strong vote of confidence from our investors. These additional funds further strengthen our cash position and will be used for the ongoing development of our promising technologies," said Kevin Giese, President of BioMS Medical.

The warrants entitled the holders to acquire one common share at a price of $4.00 per share on or before December 31, 2002.

**About BioMS Medical Corp.**

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

**For further information please contact:**

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

**Exemption # 82-34689**
**Rule 12g3-2(b)**
Securities Exchange Act of 1934
BioMS Medical Corp.

**FOR IMMEDIATE RELEASE**

**TSX: MS**

# BIOMS MEDICAL PLANS CLINICAL TRIAL FOR NEW PLATFORM TECHNOLOGY

- Phase I Trial Planned for HYC750 -

**Edmonton, Alberta, February 12, 2003** - BioMS Medical Corp (TSX:MS), a leading developer in the treatment of multiple sclerosis, today announced plans to conduct a phase I human clinical trial to evaluate the safety and potential efficacy of HYC750 to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. It is anticipated that regulatory filings for approval of the trial will be made by the third quarter of this year, and that the proposed trial is targeted to take approximately up to one year in length.

HYC750 has undergone pre-clinical testing and animal toxicology studies, as well as one preliminary human clinical trial, which have suggested that it is safe and well tolerated. BioMS Medical acquired the exclusive worldwide license for the HYC750 platform technology from the University of Alberta in September 2002. The trial will be funded with cash the company currently has on hand. The Company also intends to evaluate HYC750 in a number of additional indications in the future.

"Initial research has shown that HYC750 has the potential to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products," said Kevin Giese, President of BioMS Medical. "Current therapies have been limited in their effectiveness due to prohibitive costs and unwanted, occasionally severe, side effects. We estimate the market potential for effective products in this area to be in excess of $10 billion annually, with current products accounting for sales of just under $2 billion."

HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing, and as a carrier matrix for cells and drugs. In these applications, hyaluronic acid has been shown to be very safe.

## About Stem Cell Mobilization and Neutrophil Generation

Efficient mobilization of hematopoetic cells such as stem cells and neutrophils is important in the treatment of various types of cancer and other life threatening diseases. Stem cells are found in the bone marrow where they produce red blood cells (for oxygen transportation) and white blood cells (which are the basis for the immune system).

For certain types of cancer, such as acute myelomic leukemia, treating the patient with strong chemotherapy agents can result in the destruction of stem cells. To avoid this, a common treatment regimen involves mobilizing stem cells out of the bone marrow into the blood stream, where they are harvested prior to chemotherapy. After chemotherapy, these harvested stem cells are reintroduced into the blood where they migrate back to the bone marrow and once again start producing blood cells.

Generation of neutrophils is also important as an adjunct treatment for many cancers. Neutrophils are part of the first line of defense of the immune system, but also are among the first to be destroyed by many common forms of chemotherapy treatment, leading to a weakened immune system. Stimulating the generation of additional neutrophils can help overcome this unwanted effect.

**<u>About BioMS Medical Corp.</u>**

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.*

**For further information please contact:**

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

**Exemption # 82-34689**
**Rule 12g3-2(b)**
Securities Exchange Act of 1934
BioMS Medical Corp.

**FOR IMMEDIATE RELEASE**

**TSX: MS**

# BioMS Medical granted Australian patent for MBP8298

**EDMONTON, AB, March 6, 2003** - BioMS Medical Corp (TSX:MS), a leading developer in the treatment of multiple sclerosis, is pleased to announce that the University of Alberta has received a patent in Australia regarding the Company's synthetic peptide therapeutic, MBP8298, for the treatment of multiple sclerosis (MS). BioMS Medical, through a subsidiary, licenses the MBP8298 patents on an exclusive worldwide basis from the University.

"This patent provides further recognition of the proprietary position of MBP8298 in another significant market for multiple sclerosis therapeutics," said Mr. Kevin Giese, President of BioMS Medical. "Australia has an estimated 20,000 MS patient population."

BioMS Medical has an extensive patent portfolio for MBP8298. In total, 31 patents have been granted to the University in 23 countries worldwide: three patents issued in the United States; four patents in New Zealand; two in the Russian Federation and Australia; and one patent in each of the United Kingdom, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary, Poland, Slovakia, Canada, Austria, Denmark, Germany, France, Luxembourg, Norway, and Romania. These patents cover the use of the company's MBP8298 synthetic peptide technology for the treatment of multiple sclerosis, which has been used in Phase I and II human clinical trials since 1992.

**About BioMS Medical Corp.**

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

**For further information please contact:**

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

# FORM 45-102F2

## CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

## "RESALE OF SECURITIES"

1. BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2002 of **Incentive Stock Options of BioMS Medical Corp. entitling the holder to purchase up to 25,000 Class A common shares at a price of $4.14 per share up to December 29, 2012**, BioMS Medical Corp.was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 7th day of January, 2003.

**BioMS Medical Corp.**

By: *"Michael Kennedy"*
Michael Kennedy
Corporate Secretary

*Instructions:*

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

# FORM 45-102F2

## CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

## "RESALE OF SECURITIES"

1. BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 13, 2003 of 150,000 Class A common shares of BioMS Medical Corp., BioMS Medical Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 13th day of January, 2003.

**BioMS Medical Corp.**

By: *"Michael Kennedy"*
Michael Kennedy
Corporate Secretary

*Instructions:*

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

**Exemption # 82-34689**
**Rule 12g3-2(b)**
Securities Exchange Act of 1934
BioMS Medical Corp.

BCSC

British Columbia
Securities Commission

# QUARTERLY AND YEA
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

x Schedule A

___ Schedules B and C

(Place X in appropriate category.)

03 MAR 12 PM 2:21

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| BioMS Medical Corp. | September 30, 2002 | 02/11/28 |

ISSUER'S ADDRESS

6030 – 88th Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Edmonton | Alberta | T6E 6G4 | 780-408-3040 | 780 413 7152 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Kevin A. Giese | President | 780 413 7152 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| kgiese@biomsmedical.com | www.biomsmedical.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Clifford D. Giese"* | Clifford D. Giese | 02/11/28 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Kevin A. Giese"* | Kevin A. Giese | 02/11/28 |

(Electronic signatures should be entered in "quotations".)

**BIOMS MEDICAL CORP.**
Interim Consolidated Financial Statements
September 30, 2002

**BIOMS MEDICAL CORP.**

Interim Consolidated Balance Sheet

September 30, 2002

| | September 30, 2002 | December 31, 2001 |
|---|---|---|
| ASSETS | | |
| **Current Assets** | | |
| Cash | $ 21,865,785 | $ 25,799,445 |
| Amounts receivable | 46,821 | 63,837 |
| Prepaid expenses | 30,723 | 16,825 |
| | 21,943,329 | 25,880,107 |
| **Licensing costs** (Note 4) | 15,212,262 | 16,213,688 |
| **Capital assets** (Note 5) | 53,637 | 29,264 |
| | $ 37,209,228 | $ 42,123,059 |
| LIABILITIES | | |
| **Accounts payable** | $ 899,306 | $ 527,286 |
| SHAREHOLDERS' EQUITY | | |
| **Share capital** (Note 6) | 46,837,732 | 46,837,732 |
| **Deficit** | (10,527,810) | (5,241,959) |
| | 36,309,922 | 41,595,773 |
| | $ 37,209,228 | $ 42,123,059 |

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

**BIOMS MEDICAL CORP.**

Interim Consolidated Statement of Operations

For the Nine Months Ended September 30, 2002

| | For the Three Months Ended September 30, | | For the Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| **Revenue** | | | | |
| Interest income | **$ 145,816** | $ 102,312 | **$ 386,119** | $ 351,619 |
| **Expenses** | | | | |
| Research and development | **987,532** | 259,175 | **3,283,791** | 2,187,248 |
| Amortization of licensing costs | **370,685** | 376,724 | **1,101,428** | 1,253,039 |
| General and administrative | **548,114** | 125,264 | **1,277,688** | 413,398 |
| Amortization of capital assets | **3,352** | 1,056 | **9,063** | 3,606 |
| | **1,909,683** | 762,219 | **5,671,970** | 3,857,291 |
| **Net loss** | **$ 1,763,867** | $ 659,907 | **$ 5,285,851** | $ 3,505,672 |
| **Loss per common share - basic** (Note 9) | **$ 0.04** | $ 0.02 | **$ 0.11** | $ 0.30 |

**BIOMS MEDICAL CORP.**

Interim Consolidated Statement of Deficit

For the Nine Months Ended September 30, 2002

| | For the Three Months Ended September 30, | | For the Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| **Balance, beginning of period** | **$ 8,763,943** | $ 464,697 | **$ 5,241,959** | $ 464,697 |
| **Net loss** | **1,763,867** | 3,505,672 | **5,285,851** | 3,505,672 |
| **Balance, end of period** | **$10,527,810** | $ 3,970,369 | **$10,527,810** | $ 3,970,369 |

**BIOMS MEDICAL CORP.**

Interim Consolidated Statement of Cash Flows

For the Nine Months Ended September 30, 2002

| | For the Three Months Ended September 30, | | For the Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| **Operating Activities** | | | | |
| Net loss | **$ (1,763,867)** | $ (659,907) | **$ (5,285,851)** | $ (3,505,672) |
| Items not involving cash: | | | | |
| Amortization of licensing costs | **370,685** | 376,724 | **1,101,428** | 1,253,039 |
| Amortization of capital assets | **3,352** | 1,056 | **9,063** | 3,606 |
| Net change in non-cash working capital balances related to operations (Note 10) | **533,702** | (412,349) | **275,138** | 1,193,779 |
| Cash used in operating activities | **(856,128)** | (694,476) | **(3,900,222)** | (1,055,248) |
| **Investing Activities** | | | | |
| Licensing costs | **---** | (160) | **---** | (79,476) |
| Purchase of capital assets | **(3,185)** | (725) | **(33,438)** | (26,323) |
| **Cash used in investing activities** | **(3,185)** | (885) | **(33,438)** | (105,799) |
| **Financing Activities** | | | | |
| Net proceeds from issuance of share capital | **---** | 389,458 | **---** | 7,418,730 |
| **Increase (decrease) in cash** | **(859,313)** | (305,903) | **(3,933,660)** | 6,257,683 |
| **Cash, beginning of period** | **22,725,098** | 10,398,839 | **25,799,445** | 3,835,253 |
| **Cash, end of period** | **$ 21,865,785** | $ 10,092,936 | **$ 21,865,785** | $10,092,936 |

**BIOMS MEDICAL CORP.**

Notes to the Interim Consolidated Financial Statements

September 30, 2002

---

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation was continued into the province of Alberta on July 31, 2001. The Corporation changed its name to EPS Capital Corp. on February 9, 2001 and to BioMS Medical Corp. (BioMS) on July 30, 2001.

The Corporation is a development stage company and has an exclusive worldwide license to certain medical technology for the treatment of multiple sclerosis.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. **Summary of Significant Accounting Policies**

These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2001.

**Capital Assets**

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

**Web Site Development Costs**

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight-line basis commencing with the date of completion of development.

**Licensing Costs**

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

**Research and Development Costs**

Research and development costs are expensed as incurred unless they meet Canadian generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

2. **Summary of Significant Accounting Policies** (Continued)

**Future Income Taxes**

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards.

**Revenue Recognition**

Interest income is recognized when earned under the terms of the respective agreements.

**Stock Based Compensation**

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

**Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Change in Accounting Policy**

Effective January 1, 2002, the corporation has prospectively adopted the new CICA Handbook recommendations with respect to the accounting for stock-based compensation and stock-based payments. The recommendations require the stock-based awards to non-employees and awards that are direct awards of stock, or call for settlement in cash or other assets, be accounted for at fair value.

The recommendations encourage the use of the fair value based method for all employee stock-based compensation plans, but other methods of accounting are permitted.

The corporation has elected to account for stock options issued to employees and directors by the intrinsic method. Compensation expense, if any, is measured as the difference between the fair value of the stock and the exercise price of the stock option at the grant date.

## 4. Licensing Costs

| | September 30, 2002 | | | December 31, 2001 |
|---|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | **Net** | Net |
| Licensing costs | **$ 17,765,286** | **$ 2,553,024** | **$ 15,212,262** | $ 16,213,688 |

## 5. Capital Assets

| | September 30, 2002 | | | December 31, 2001 |
|---|---|---|---|---|
| | **Cost** | **Accumulated Amortization** | **Net** | Net |
| Computer equipment | **$ 40,153** | **$ 8,044** | **$ 32,109** | $ 16,218 |
| Web Site development costs | **15,500** | **4,779** | **10,721** | 13,046 |
| Leasehold improvements | **12,714** | **1,907** | **10,807** | --- |
| | **$ 68,367** | **$ 14,730** | **$ 53,637** | $ 29,264 |

## 6. Share Capital

Authorized:
- Unlimited number of Class A and B voting, common shares
- Unlimited number of Class C and D non-voting, common shares
- Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

| | **Number of Common Shares** | **Amount** |
|---|---|---|
| **BioMS Medical Corp.** | | |
| **December 31, 2001** | | |
| Balance, beginning of year | 2,900,000 | $ 383,390 |
| Reverse takeover by Rycor Technology Investments Corp. | 38,431,289 | 30,104,917 |

**BIOMS MEDICAL CORP.**

Notes to the Interim Consolidated Financial Statements

September 30, 2002

6. **Share Capital** (Continued)

| | Number of Common Shares | Number of Warrants | Amount |
|---|---|---|---|
| **BioMS Medical Corp.** (Continued) | | | |
| Exercise of stock options and warrants | 3,266,630 | | 9,070,490 |
| Issued for cash | 3,300,000 | | 8,250,000 |
| Share issue costs | --- | | (971,065) |
| Balance, end of year | 47,897,919 | | $ 46,837,732 |
| **September 30, 2002** Balance, end of period | 47,897,919 | | $ 46,837,732 |
| **Rycor Technology Investments Corp.** | | | |
| **December 31, 2001** Balance, beginning of year | 18,123,275 | 9,763,860 | $ 21,014,501 |
| Special warrants issued for cash | --- | 7,667,379 | 7,599,098 |
| Conversion of special warrants to common shares | 17,431,239 | (17,431,239) | --- |
| Common shares issued for acquisition of Rycor Corp. | 2,876,775 | --- | 1,524,691 |
| Share issue costs | --- | --- | (33,373) |
| | 38,431,289 | --- | $ 30,104,917 |

5,933,610 common shares issued are held in escrow at September 30, 2002. The escrowed shares will be released on January 27, 2003.

6. **Share Capital** (Continued)

The corporation has granted share purchase options and warrants as follows:

| | Number of Options |
|---|---|
| **December 31, 2001:** | |
| Outstanding, beginning of year | --- |
| Granted during the year | 9,680,163 |
| Exercised during the year | (3,136,630) |
| Outstanding, end of year | 6,543,533 |
| **September 30, 2002** | |
| Granted | 225,000 |
| Outstanding, end of period | 6,768,533 |

1,190,000 of the options granted during 2001 were granted by Rycor Technology Investment Corp.

Options and warrants exercisable at September 30, 2002:

| Exercise Price | Number of Exercisable Options and Warrants | Expiry Date |
|---|---|---|
| Options | | |
| $0.20 | 159,500 | January 9, 2006 |
| $2.50 | 900,000 | July 23, 2006 |
| $5.75 | 30,000 | November 8, 2006 |
| $2.97 | 225,000 | March 24, 2007 |
| Warrants | | |
| $4.00 | 3,804,033 | December 31, 2002 |
| $5.80 | 1,650,000 | October 22, 2003 |

6. **Share Capital** (Continued)

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At September 30, 2002, 4,000,000 common shares were reserved for stock options.

In addition to the above options and warrants, on October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

**Stock Based Compensation**

Had the corporation determined compensation costs based on the fair value at the date of grant for stock options granted in 2002, net loss and loss per share would have increased to the following pro forma amounts:

| | **Nine Months Ended September 30, 2002** | Three Months Ended September 30, 2002 |
|---|---|---|
| Net loss - as reported | **$ 5,285,851** | $ 1,763,867 |
| Net loss - pro forma | **$ 5,687,026** | $ 1,763,867 |
| Loss per common share - basic - as reported | **$ 0.11** | $ 0.04 |
| Loss per common share - basic - pro forma | **$ 0.12** | $ 0.04 |

The fair value of stock options granted during the nine month period ended September 30, 2002 was $1.78, based on the date of grant, using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.0%, expected life of 5.0 years and expected volatility of 44%.

7. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

## 8. General and Administrative Expenses

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

## 9. Loss Per Share

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 47,897,919 (September 30, 2001 - 11,511,450).

The effect of potential exercise of options and warrants is anti-dilutive at September 30, 2002 and is therefore not presented.

## 10. Non-Cash Working Capital Balances

The net change in non-cash working capital balances consists of:

| | For the Three Months Ended September 30, | | For the Nine Months Ended September 30, | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Amounts receivable | **$ 106,135** | $ 14,276 | **$ 17,016** | $ 1,309,466 |
| Prepaid expenses | **22,788** | (14,185) | **(13,898)** | (44,124) |
| Accounts payable | **504,779** | (412,440) | **372,020** | (71,563) |
| | **$ 633,702** | $ (412,349) | **$ 375,138** | $ 1,193,779 |

## 11. Temporary Differences

The following temporary differences may result in a future income tax benefit:

| | |
|---|---|
| Difference between book value and tax value of capital assets and licensing costs | $ 5,699,918 |
| Income tax losses | 7,760,113 |
| | $ 13,460,031 |
| Future tax asset | $ 5,129,618 |

11. **Temporary Differences** (Continued)

Due to the uncertainty surrounding the realization of the future income tax benefits at September 30, 2002, no future income tax assets have been recorded.

The corporation has non-capital income tax losses in the amount of $7,760,113 in the aggregate, which were incurred for the following periods ended:

| | |
|---|---|
| December 31, 2000 | $ 659,307 |
| December 31, 2001 | 3,017,429 |
| September 30, 2002 | 4,083,377 |
| | $ 7,760,113 |

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to September 30, 2002.

12. **Commitment**

The corporation has entered into licensing agreements to cover certain related patent claims. The licensing agreements require payment of a monthly maintenance fee, fees and royalties based on net sales of the licensed products and commitments to continuing research.

13. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at September 30, 2002, there are no significant differences between the carrying amounts of these items and their estimated fair values.

14. **Interest Rate Risk**

The corporation has reduced its exposure to interest rate risk by holding short term deposits.

15. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

16. **Subsequent Event**

On October 10, 2002, the Corporation issued incentive stock options entitling the holders to purchase up to 1,175,000 Class A common shares at a price of $4.00 per share on or before October 9, 2012.

17. **Comparative Figures**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

***Freedom of Information and Protection of Privacy Act***. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

| | |
|---|---|
| ____ | Schedule A |
| x | Schedules B and C |

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| BioMS Medical Corp. | September 30, 2002 | 02/11/28 |

ISSUER'S ADDRESS
6030 – 88th Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Edmonton | Alberta | T6E 6G4 | 780-408-3040 | 780 413 7152 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Kevin A. Giese | President | 780 413 7152 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| kgiese@biomsmedical.com | www.biomsmedical.com |

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Clifford D. Giese"* | Clifford D. Giese | 02/11/28 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| *"Kevin A. Giese"* | Kevin A. Giese | 02/11/28 |

(Electronic signatures should be entered in "quotations".)

**BioMS Medical Corp.**

Third Quarter Ended September 30, 2002

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

## Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. As of September 2002, the Company has also licensed a new platform technology involving a method for mobilizing hematopoetic cells in humans for use in treatment of cancer and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. The Company has created a new Emerging Technologies Division to oversee the development of this and future related technologies. To fund its operations, the Company relies upon the proceeds of public and private offerings of equity securities and interest income.

Shares of the Company commenced trading on the Toronto Stock Exchange (TSX) on September 4, 2002.

## Discussion of Operations and Financial Condition

The consolidated net loss for the nine months ended September 30, 2002 was $5.3 million or ($0.11) per share compared with a consolidated net loss of $3.5 million or ($0.30) per share for the same period in 2001. The loss for the three months ended September 30, 2001, was $1.8 million or ($0.04) per share as compared to $0.7 million or ($0.02) per share for the three months ended September 30, 2001. The increased loss in the three months ended September 30, 2002, arises primarily from additional investment in research and development related to MBP8298.

## Revenue

The Company reported interest revenue of $386,119 for the nine month period ended September 30, 2002 ($351,619 - September 30, 2001). Interest revenue for the three-month period ended September 30, 2002 was $145,816 compared to $102,312 for the corresponding period in 2001. The Company expects that interest income will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

## Expenses

Total consolidated expenses for the nine months ended September 30, 2002 were $5,671,970 compared with $3,857,291 September 30, 2001. Expenses for the three-month period ended September 30, 2002 were $1,909,683 compared to $659,907 for the corresponding period in 2001. The largest expense was planned expenditures relating to the continued development of MBP8298.

## Research and development

Research and development expenditures for the nine months ended September 30, 2002 totalled $3.3 million ($2.2 million - September 30, 2001). Research and development expenditures for the three months ended September 30, 2002, were $987,532, as compared to $259,175 for the three months ended September 30, 2001. The costs consisted of product development and consulting services expenditures relating to the development of MBP8298, as well as minor expenditures on the technology for mobilizing hematopoetic cells.

## General and administration

General and administration expenditures totalled to $1,277,688 for the nine months ended September 30,

2002 ($413,398 - September 30, 2001). Expenditures for the three-month period ended September 30, 2002 were $584,144 compared to $125,264 for the corresponding period in 2001. General and administration costs include costs for investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration and various other expenses relating to the operations and growth of the Company.

General and administration expenses have increased from September 30, 2001 to September 30, 2002. The increase includes costs of the Company's listing on the TSX in September of 2002, the addition of a full time staff member during the year and a general increase in the overall activity of the company.

**Subsequent Events**

On October 10, 2002, the company distributed Incentive Stock Options of BioMS Medical Corp. entitling the holders to purchase up to 1,175,000 Class A common shares at a price of $4.00 per share up to October 9, 2012.

**Liquidity and Solvency**

As at September 30, 2002 cash and short-term investments totalled $21.8 million, as compared to $25.8 million at December 31, 2001.

At September 30, 2002, the Company had working capital of $21 million, which is sufficient for the company to meet its ongoing obligations.

**Outlook**

BioMS expects to continue to incur losses until its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The Company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and the technology for mobilizing hematopoetic cells in humans.

**Forward Looking Statements**

This interim report may contain certain forward-looking statements that reflect the current view and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. For a complete account of our official corporate documents filed, you are encouraged to review documents filed with the securities regulators.